FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in Production of Chlor-Alkali with Dow

Chemical in Texas, USA

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 1, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

July 1, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in Production of Chlor-Alkali with Dow Chemical in Texas, USA

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui and The Dow Chemical Company (“Dow”) entered into an agreement to form a new joint venture company at 50:50 share for constructing, owning and operating a new Chlor-Alkali facility in Freeport, Texas, USA, on July 1, 2010 (New York time). Mitsui’s investment in this project is expected to be approximately USD 140 million. Mitsui is also discussing to arrange project finance separately for additional funds with related financial institutions.

Outline of Joint Venture Agreement

Activities	Production and Sales of Caustic Soda and Chlorine

Investment Ratio	Mitsui 100% owned US subsidiary : 50% Dow : 50%

Form of Joint Venture	LLC*

Mitsui’s Amount of Investment	Approx. 140 million U.S. dollars

*	LLC (Limited Liability Company): A form of business entity allowed by many jurisdictions in the United States, which allows for a company to be formed with limited liability and receive partnership tax treatment.

The joint venture agreement is conditional upon regulatory approval by the relevant governmental authorities. Mitsui and Dow are targeting to complete the deal by the end of August 2010.

Caustic Soda and Chlorine, which are basic raw materials of various chemical products and processes, are produced through electrolysis of brine. The highly-advanced and world-scale membrane chlor-alkali facility in the new joint venture will fulfill stable and competitive production of Caustic Soda and Chlorine.

Currently Mitsui operates the sales and marketing business of Chlorine derivatives around the world including Ethylene Dichloride (“EDC”) which Mitsui is among those with the largest share of merchant market. The Chlorine produced by the new joint venture will be converted to EDC by Dow through a tolling conversion arrangement and will enhance Mitsui’s stable supply of Caustic Soda and EDC to the marketplace.

This strategic partnership forming the new joint venture between Mitsui and Dow brings Mitsui an opportunity not only to enter into a significant manufacturing venture in the field of strategic importance but also to enhance the strategic business relationship with Dow.

In April 2009, Mitsui newly established the Chlor-Alkali Division consolidating all of its chlor-alkali related businesses such as Salt, Alkali products, EDC and Vinyl Chloride Monomer, Polyvinyl Chloride Resin, and Polyurethanes raw material in order to create synergy among them and deliver further value to our customers.

Attachment:	Details of Project/ Profile of Dow/ Project Scheme/
Chlor-Alkali Product Flow Chart

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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1. Details of Project

Location	Freeport, Texas, USA

Start Operation	Mid - 2013

Production Capacity	Caustic Soda : Approx. 880,000 dmt

(Yearly basis)	Chlorine : Approx. 800,000 mt

2. Profile of Dow

Formal name	The Dow Chemical Company

Representative	Andrew Liveris, Chairman & CEO

Location of HQ	Midland, Michigan, USA

Stock exchange listings	NYSE : DOW

Employees**	Approx. 52,000

Main activities	Manufacturing and marketing of plastics, chemicals and agricultural products

Consolidated net sales**	Approx. 45 billion U.S. dollars

Consolidated total asset**	Approx. 65.9 billion U.S. dollars

**	As of December, 2009

3. Project Scheme

4. Chlor-Alkali Product Flow Chart